EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2002
                       COUPON PERIOD ENDING 20 AUGUST 2003

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USD NOTES
---------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL       CHARGE
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)   OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------   ----------

CLASS A NOTES            516,420,678.36      58.684168%     1.45000%     2,143,669.30    62,080,780.66       0.00
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

-----------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL      CHARGE
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (AUD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  ----------

CLASS B NOTES             28,395,000.00     100.000000%     5.28220%       378,052.12             0.00       0.00
CLASS C NOTES             11,900,000.00     100.000000%     5.51220%       165,335.80             0.00       0.00
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


                                                                     31JUL03
POOL SUMMARY                                                           AUD
------------                                                   -----------------

Outstanding Balance - Variable Rate Housing Loans                   820,214,400
Outstanding Balance - Fixed Rate Loans                              223,454,497
Number of Loans                                                           8,501
Weighted Average Current LVR                                             62.34%
Average Loan Size                                                       122,770
Weighted Average Seasoning                                              35 mths
Weighted Average Term to Maturity                                      263 mths


PRINCIPAL COLLECTIONS                                                  AUD
---------------------                                         ------------------
Scheduled Principal Payments                                       8,363,223.19
Unscheduled Principal Payments                                   122,113,514.73
Redraws                                                            9,931,532.75


Principal Collections                                            120,545,205.17



TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                     ------------------
Principal Collections                                            120,545,205.17
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                        120,545,205.17

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            120,545,205.17
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                        -------------------
Available Income                                                  19,828,316.80
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             19,828,316.80

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                -------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                           MAY-03       JUN-03       JUL-03
                       1 MTH CPR           31.37%       32.60%       36.36%

ARREARS
-------                    % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.54%
60 - 89 DAYS                  0.26%
90+ DAYS                      0.20%
DEFAULTS                       Nil
LOSSES                         Nil